CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$23,630,000	$928.66

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $40,468.21 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $928.66 offset against the registration fee due for this offering and of which $39,539.55 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated January 11, 2007	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007, Index Supplement dated September 4, 2007 and Information Supplement dated December 12, 2007)	Registration No. 333-145845

$23,630,000 Annual Review Notes due January 25, 2011 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek early exit prior to maturity at a premium if the S&P 500® Index is at or above the applicable call level on any of the three annual review dates. If the Notes are not called, investors are protected at maturity against up to a 10% decline of the Index on the final review date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the Notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is January 20, 2009.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 25, 2011†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on January 11, 2008 and are expected to issue on or about January 16, 2008.

Key Terms		Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:		Barclays Bank PLC

Reference Asset:		S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Automatic Call:		On any review date, if the Index closing level is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date Second review date Final review date	90% of the initial level 100% of the initial level 100% of the initial level

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•        10.45% x $1,000 if called on the first review date

•        20.90% x $1,000 if called on the second review date

•        31.35% x $1,000 if called on the final review date

Payment at Maturity:		If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the final level has declined by up to 10% from the initial level, you will receive the principal amount of your Notes at maturity. If the final level declines by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
Assuming the Notes are not called, you will lose some or all of your investment at maturity if the index return reflects a decline of more than 10%.

Buffer Percentage:		10%

Downside Leverage Factor:		1.1111

Index Return:		The performance of the Index from the initial level to the final level, calculated as follows:
Final Level – Initial Level Initial Level

Initial Level:		1,401.02, the Index closing level on the pricing date.

Final Level:		The Index closing level on the final review date.

Review Dates:		January 20, 2009† (first review date), January 20, 2010† (second review date) and January 20, 2011† (final review date)

Maturity Date:		January 25, 2011†

Calculation Agent:		Barclays Bank PLC

CUSIP/ISIN:		06738G5E6 and US06738G5E63

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” and “Certain Features of the Notes—Autocallable Notes” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2%	98%
Total	$23,630,000	$472,600	$23,157,400

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 2%, is 98%. The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table is based on the initial level of 1,401.02, which results in a call level of 1,260.92 for the first review date and of 1,401.02 for the second and final review dates. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Level of Index at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2,521.84	80%	10.45%	20.90%	31.35%
2,381.73	70%	10.45%	20.90%	31.35%
2,241.63	60%	10.45%	20.90%	31.35%
2,101.53	50%	10.45%	20.90%	31.35%
1,961.43	40%	10.45%	20.90%	31.35%
1,821.33	30%	10.45%	20.90%	31.35%
1,681.22	20%	10.45%	20.90%	31.35%
1,541.12	10%	10.45%	20.90%	31.35%
1,471.07	5%	10.45%	20.90%	31.35%
1,401.02	0%	10.45%	20.90%	31.35%
1,373.00	-2%	10.45%	N/A	0.00%
1,330.97	-5%	10.45%	N/A	0.00%
1,260.92	-10%	10.45%	N/A	0.00%
1,120.82	-20%	N/A	N/A	-11.11%
980.71	-30%	N/A	N/A	-22.22%
840.61	-40%	N/A	N/A	-33.33%
700.51	-50%	N/A	N/A	-44.44%
560.41	-60%	N/A	N/A	-55.56%
420.31	-70%	N/A	N/A	-66.67%
280.20	-80%	N/A	N/A	-77.78%
140.10	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

PS–3

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 1,401.02 to an Index closing level of 1,471.07 on the first review date.

Because the Index closing level on the first review date of 1,471.07 is greater than the call level of 1,260.92, the Notes are automatically called, and the investor receives a single payment of $1,104.50 per $1,000 principal amount Note.

Example 2: The level of the Index decreases from the initial level of 1,401.02 to an Index closing level of 1,120.82 on the first review date, 1,260.92 on the second review date and 1,330.97 on the final review date.

Because (a) the Index closing level on the first review date of 1,120.82 is less than the corresponding call level of 1,260.92, (b) the Index closing level on each of the other review dates (1,260.92 and 1,330.97) is less than the corresponding call level of 1,401.02 and (c) the final level has not declined by more than 10% from the initial level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the initial level of 1,401.02 to an Index closing level of 1,120.82 on the first review date, 1,260.92 on the second review date and 980.71 on the final review date.

Because (a) the Index closing level on the first review date of 1,120.82 is less than the corresponding call level of 1,260.92, (b) the Index closing level on each of the other review dates (1,260.92 and 980.71) is less than the corresponding call level of 1,401.02 and (c) the final level is more than 10% below the initial level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

•

Appreciation Potential—If the Index closing level is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) 10.45% x $1,000 if called on the first review date; (ii) 20.90% x $1,000 if called on the second review date; or (iii) 31.35% x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over three years, the Notes will be called before maturity if the Index closing level is at or above the applicable call level on a review date and you will be entitled to the applicable premium payment set forth on the cover of this pricing supplement.

•

Limited Protection Against Loss—If the Notes are not called and the final level declines by no more than 10% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If the final level declines by more than 10%, for every 1% that the Index has declined below 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

•

Potential for Early Exit and 10.45% Return in Year One, Even If the Index Return is Negative on the First Date—The call level for the first review date is set at 90% of the initial level. Accordingly, you will receive a payment of $1,104.50 per $1,000 principal amount Note after the first review date, even if the Index closing level on the first review date reflects a decline of up to 10% from its respective initial level.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices— S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

PS–4

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 10% compared to the initial level, you will lose 1.1111% of your principal amount for every 1% decline in the final level compared to the initial level beyond the 10% buffer percentage.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PS–5

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through January 11, 2008. The Index closing level on January 11, 2008 was 1,401.02.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $20.00 per $1,000 principal amount Note.

PS-7